Exhibit 4.13

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding entered into and executed this 16th day of September,

2009 by and between:

SPROTT-SHAW DEGREE COLLEGE Inc., an educational institution with over 106 years of experience in providing high quality education at several locations in Canada, with principal address at Port Coquitlam, British Columbia, Canada, represented herein by its Vice President - International Development, PATRICK DANG, hereinafter referred to as "SSDC".

And

THANG LONG UNIVERSITY, a college that offers degree programs Mathematics and Informatics, Social Sciences and Humanities, Economics and Management, Foreign Languages, Nursing, & Health Sciences with address at Dai Kim, Hoang Mai, Hanoi, Vietnam represented herein by its Vice President, University Council , in charge of International Relation, Prof. Dr. PHAM HUY DZUNG, hereinafter referred to as "TLU";

ARTICLE I

DESCRIPTION OF COOPERATION

SSDC and TLU shall jointly develop programs aimed at preparing Vietnamese nursing graduates to meet the labour demand of global enterprises by providing these graduates the English proficiency as well as the skills required to meet international standards.

Initially, the programs identified for cooperation are the following:

1.             Academic English Bridging Program

2.             Supplemental curriculum to enable Vietnamese nursing graduates to meet the requirements of foreign nursing licensure and ability to work abroad

Various arrangements will be discussed on how to structure the possible partnership considering the students' educational and career goals, the government priorities, and the demands of industry.

To support the proposed partnership, discussion would also include cooperation in the following areas:

1.             Cooperative research and feasibility studies to determine what programs are in demand and what partnership arrangement is relevant and cost-effective.

2.             Joint development endeavors related to program design, program pricing, and revenue-sharing structure.

3.             Opportunities for faculty training and development to enhance their teaching capability.

4.             Possibilities for student scholarships, payment plans, and exchange programs.

5.             Cooperative marketing and advertising to build partnership credibility and presence.

ARTICLE II

THE MANAGEMENT COUNCIL

1.             A Management Council, composed of four (4) members, shall be formed for the following purpose:

a.             For each party to inform the other of all short-term and long-term plans related to the articulated programs; and

b.             Enter into a Memorandum of Agreement to cover the details of these arrangements;

2.             The Council shall be headed by the Vice President International Development of SSDC and by the Vice President, University Council of TLU. The other two members shall be (1) any representative designated by the Vice-President-International Development of SSDC, and (2) any representative designated by the Vice President, University Council of TLU;

3.             Formal meetings shall be held when necessary at a venue agreed upon by all the members of the Council.

ARTICLE III

MISCELLANEOUS PROVISIONS

1.             Each Party agrees and covenants to the other that it shall enter into negotiations in good faith.

2.             Both Parties warrant that they have the capacity and resources to assume their respective responsibilities outlined in this Understanding.

3.             Both parties undertake to inform each other of any and all new information and developments, which would have an impact on the negotiations.

4.             Both parties will sign a Memorandum of Agreement at a later date, which details the program arrangements and structures mutually agreed upon.

5.             In the event that either party sends representatives to the other party in furtherance of this Understanding, the sending party shall pay for the international travel cost of its representative The host party shall pay for the accommodation and meals of the representative during the duration of the visit.

6.             All notices required or permitted under this Understanding shall be in writing and transmitted to the addressee by registered mail at the address indicated in the party clause hereof. A Party hereto may cause a change in its address by serving a written notice of such fact to the other. A notice of a change of address shall be binding on the other Party immediately upon receipt of such notice.

7.             This Understanding may be amended, modified or otherwise altered only by means of a written instrument duly signed by all the parties.

ARTICLE IV

TERM

The Understanding shall be valid for period of one (1) year commencing on the date this instrument is signed and executed, unless sooner terminated by either or both Parties as provided herein below.

                The Parties shall utilize the period to discuss the specific terms and conditions of their collaboration.

ARTICLE V

SPECIFIC ROLES AND RESPONSIBILITIES OF THE PARTIES under this MOU

Together, SSDC and TLU will undertake the following:

1.             Undertake a joint research on details of the proposed programs to be articulated specifically in the following areas:

                                i.              Industry demand for specific language/communication skills

                                ii.             Type of student requirements and needs

iii.            Nature of partnership arrangements (program licensing, block transfer credits, faculty training and development, student scholarships, etc.)

                                iv.            Customized curriculum design

                                v.             Modes of program delivery

                                vi.            Criteria and structure of fees

vii.           Joint undertakings (marketing, advertising, faculty development and support services etc.)

2.             Agree on the action items identifying “WHO does WHAT” in the completion of a process that process that provides the basis of a Memorandum of Agreement

3.             Share any information that is considered critical in the design of the program articulation especially in the areas of supporting infrastructures, target students, faculty development, marketing initiatives, legal requirements, and strategic intent.

ARTICLE V

TERMINATION

It is hereby agreed that either party may terminate this Understanding for whatever cause after due written notice to the other party given at least one (1) month prior to the intended date of termination.

IN WITNESS WHEREOF, the parties hereto have set their hands on the date and at the place first above-written.

SPROTT SHAW DEGREE COLLEGE, Inc.	THANG LONG UNIVERSITY
By: /s/ Patrick Dang PATRICK DANG Vice President – International Development	By: /s/ Pham Huy Dzung PHAM HUY DZUNG Vice President, University Council of TLU, in charge of International Relation

WITNESSES:

/s/ TERESITA B. IRENEO-MANALO, PhD.	/s/ BUI HUY HIEN
TERESITA B. IRENEO-MANALO, PhD. Dean/Campus Principal Sprott-Shaw Degree College	BUI HUY HIEN Head, Administration Division Thang Long University